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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          The Thai Capital Fund, Inc.
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            (Exact name of registrant as specified in its charter)



             Maryland                                   22-3046513
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)



       c/o Daiwa Securities Trust Company, One Evertrust Plaza, 9th Floor,
                              Jersey City, NJ 07302
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   (Address of principal executive offices)                    (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:



        Title of each class                   Name of each exchange on which
       to be so registered                    each class is to be registered

Common Stock                             Pacific Exchange, Inc.
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /


Securities Act registration statement file number to which this form relates: not applicable
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Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                               (Title of class)



ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The capital stock of The Thai Capital Fund, Inc., a Maryland corporation (the "Fund"), to be registered on the Pacific Exchange, Inc. is the Fund's common stock, par value $0.01 per share ("Common Stock"). The Common Stock of the Fund is fully paid and non-assessable, and will have no conversion, preemptive or other subscription rights. All shares of Common Stock are equal as to earnings and the receipt of dividends, if any, as may be declared by the Board of Directors of the Fund out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Fund, each share of Common Stock is entitled to receive its proportion of the Fund's assets remaining after payment of all debts and expenses.

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     Shareholders of the Fund are entitled to one vote per share of Common
Stock and do not have cumulative voting rights. Thus, holders of more than 50% of the shares voting for the election of Directors have the power to elect 100% of the Directors, and, if such events should occur, the holders of less than 50% of the shares voting for Directors would not be able to elect any person or persons to the Board of Directors.

     The Board of Directors is divided into three classes, each having a term of three years. At the annual meeting of shareholders in each year, the term of one class will expire. Accordingly, only those directors in one class may be changed in any one year, and it would require two years to replace a majority of the Board of Directors. In addition, a Director may be removed from office only by vote of the holders of at least 75% of the shares of Common Stock of the Fund entitled to be voted on the matter. Such a system of electing Directors may have the effect of maintaining the continuity of the management and, thus, make it more difficult for the Fund's shareholders to change the majority of the Directors.

     The Fund has provisions in its Articles of Incorporation and By-Laws (collectively, the "Charter Documents") that could have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund's ability to engage in certain transactions or (iii) the ability of the Fund's directors or shareholders to amend the Charter Documents or effect changes in the Fund's management. These provisions in the Fund's Charter Documents may be regarded as "anti-takeover" provisions.

ITEM 2.  EXHIBITS.
     None



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                                     SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)  The Thai Capital Fund, Inc.
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Date  January 29, 2001
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By    /s/ John J. O'Keefe
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      John J. O'Keefe, Vice President and Treasurer


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